SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SMART Modular Technologies (WWH), Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, $0.00016667 par value
(Title of Class of Securities)

G82245 10 4
(CUSIP Number of Class of Securities Underlying Options)

Ann T. Nguyen
General Counsel
SMART Modular Technologies (WWH), Inc.
39870 Eureka Drive
Newark, CA 94560
(510) 623-1231
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Michael Nordtvedt
Wilson Sonsini Goodrich & Rosati
Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, WA 98104
(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,541,084	$253.40

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,446,561 ordinary shares of Issuer having an aggregate value of approximately $4,541,084 as of July 9, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a modified Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Person/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
EX-99.(a)(1)(A)
EX-99.(a)(1)(B)
EX-99.(a)(1)(C)
EX-99.(a)(1)(D)
EX-99.(a)(1)(E)
EX-99.(a)(1)(F)
EX-99.(a)(1)(G)
EX-99.(a)(1)(H)
EX-99.(a)(1)(I)

     This Tender Offer Statement on Schedule TO relates to an offer by SMART Modular Technologies (WWH), Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), to exchange (the “Exchange Offer”) options to purchase up to an aggregate of 3,446,561 ordinary shares of the Company, whether vested or unvested, that (i) were granted before August 6, 2008 with an exercise price higher than $4.20; (ii) were granted under the SMART Modular Technologies (WWH), Inc. 2006 Amended and Restated Stock Incentive Plan (“Plan”); and (iii) are held by eligible option holders (the “Eligible Options”).
     These Eligible Options may be exchanged for new options that will be granted under the Company’s Plan (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated August 27, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the e-mail to all eligible employees from Iain MacKenzie, dated August 27, 2009, attached hereto as Exhibit (a)(1)(B), (iii) the Summary of Option Exchange Program, attached hereto as Exhibit (a)(1)(C), (iv) the Election Form, attached hereto as Exhibit (a)(1)(D), (v) the Instructions Forming Part of the Terms and Conditions of the Offer, attached hereto as Exhibit (a)(1)(G), (vi) the Agreement to Terms of Election, attached hereto as Exhibit (a)(1)(H), and (vii) the Option Exchange Program Summary / Q&A, attached hereto as Exhibit (a)(1)(I). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “eligible option holder” refers to all employees (including employees on an expatriate assignment) hired on or before 5:00 p.m., Pacific Time, on August 27, 2009 and who remain employees through the date on which the New Options are granted, but excluding any named executive officer or member of the board of directors or technical advisory committee of the Company (as set forth in Schedule A to the Offer to Exchange).
     The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.
Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet and Q&A” in the Offer to Exchange is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     The Company is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 39870 Eureka Drive, Newark, CA 94560, and the telephone number at that address is (510) 623-1231. The information set forth in the Offer to Exchange under the caption “The Offer—Information concerning the Company” is incorporated herein by reference.
     (b) Securities.
     The subject class of securities consists of the Eligible Options. The actual number of ordinary shares subject to the New Options to be issued in the Exchange Offer will depend on the number of ordinary shares subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Q&A,” “Risks of Participating in the Offer,” and “The Offer—Number of options; expiration date,” “—Acceptance of options for exchange and issuance of new options,” and “—Source and amount of consideration; terms of new options” is incorporated herein by reference.

     (c) Trading Market and Price.
     The information set forth in the Offer to Exchange under the caption “The Offer—Price range of shares underlying the options” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.
     Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Q&A” and “The Offer—Eligibility,” “—Number of options; expiration date,” “—Purpose of the offer,” “—Procedures for electing to exchange options,” “—Withdrawal rights and change of election,” “—Acceptance of options for exchange and issuance of new options,” “—Conditions of the offer,” “—Price range of shares underlying the options,” “—Source and amount of consideration; terms of new options,” “—Status of options acquired by us in the offer; accounting consequences of the offer,” “—Legal matters; regulatory approvals,” “—Material U.S. federal income tax consequences,” “—Material income tax consequences and certain other considerations for employees who reside outside the United States,” “—Extension of offer; termination; amendment” and Schedule C attached to the Offer to Exchange is incorporated herein by reference.
     (b) Purchases.
     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The Company’s Plan and related option agreement attached hereto as Exhibit (d) contain information regarding the subject securities.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.

     The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Q&A” and “The Offer—Purpose of the offer” is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of options for exchange and issuance of new options” and “—Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.
     (c) Plans.
     The information set forth in the Offer to Exchange under the caption “The Offer—Purpose of the offer” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the Offer to Exchange under the caption “The Offer—Source and amount of consideration; terms of new options” is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the Offer to Exchange under the caption “Conditions of the offer,” is incorporated herein by reference.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
     (b) Securities Transactions.
     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of directors and named executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     Not applicable.

Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the captions “The Offer—Financial statements” and “The Offer—Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other reports required to by filed pursuant to the Exchange Act of 1934, as amended, can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Exchange under the captions “The Offer—Interests of directors and named executive officers; transactions and arrangements concerning the options” and “—Legal matters; regulatory approvals” is incorporated herein by reference.
     (b) Other Material Information.
     Not applicable.
Item 12. Exhibits.
     (a)(1)(A) Offer to Exchange Certain Outstanding Options for New Options, dated August 27, 2009.
     (a)(1)(B) E-mail to all Eligible Employees from Iain MacKenzie, dated August 27, 2009.
     (a)(1)(C) Summary of Option Exchange Program.
     (a)(1)(D) Election Form.
     (a)(1)(E) Confirmation of Receipt of Election Form.
     (a)(1)(F) Form of Reminder E-mail.
     (a)(1)(G) Instructions Forming Part of the Terms and Conditions of the Offer.
     (a)(1)(H) Agreement to Terms of Election.
     (a)(1)(I) Option Exchange Program Summary / Q&A.
     (b) Not applicable.
     (d) The SMART Modular Technologies (WWH), Inc. 2006 Amended and Restated Stock Incentive Plan and forms of agreements thereunder, incorporated herein by reference to Exhibits 10.2 and 10.3 to the Company’s registration statement on Form S-1/A, filed with the SEC on January 10, 2006.
     (g) Not applicable.
     (h) Not applicable.
Item 13. Information Required by Schedule 13E-3.
     (a) Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SMART MODULAR TECHNOLOGIES (WWH), INC.
/s/ Ann T. Nguyen
Ann T. Nguyen
General Counsel

Date: August 27, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated August 27, 2009.

(a)(1)(B)	E-mail to all Eligible Employees from Iain MacKenzie, dated August 27, 2009.

(a)(1)(C)	Summary of Option Exchange Program.

(a)(1)(D)	Election Form.

(a)(1)(E)	Confirmation of Receipt of Election Form.

(a)(1)(F)	Form of Reminder E-mail.

(a)(1)(G)	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(H)	Agreement to Terms of Election.

(a)(1)(I)	Option Exchange Program Summary / Q&A.

(b)	Not applicable.

(d)	The SMART Modular Technologies (WWH), Inc. 2006 Amended and Restated Stock Incentive Plan and forms of agreements thereunder, incorporated herein by reference to Exhibits 10.2 and 10.3 to the Company’s registration statement on Form S-1/A, filed with the SEC on January 10, 2006.

(g)	Not applicable.

(h)	Not applicable.